UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

    (Rule 13d-101 Information to Be Included In Statements Filed Pursuant To
      Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a))

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                       The Providence Service Corporation
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
                         (Title of Class of Securities)

                                    743815102
                                 (CUSIP Number)

                                  Eric S. Gray
                               13401 Railway Drive
                          Oklahoma City, Oklahoma 73114
                                 (405) 752-8802
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 21, 2009
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 743815102

--------------------------------------------------------------------------------
1.    Names of Reporting Persons:

      73114 Investments, L.L.C.
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) |X|
      (b) |_|
--------------------------------------------------------------------------------
3.    SEC Use Only


--------------------------------------------------------------------------------
4.    Source of Funds

      WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization:

      Oklahoma, United States
--------------------------------------------------------------------------------
Number of Shares        7.    Sole Voting Power                 0
Beneficially            --------------------------------------------------------
Owned by Each           8.    Shared Voting Power       2,292,895
Reporting Person        --------------------------------------------------------
With                    9.    Sole Dispositive Power            0
                        --------------------------------------------------------
                        10.   Shared Dispositive Power  2,292,895
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person:

      2,292,895
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) |_|

--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row 11:

      18.6%
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions):

      OO
--------------------------------------------------------------------------------


Schedule 13D                                                  Page 2 of 19 Pages

CUSIP No. 743815102

--------------------------------------------------------------------------------
1.    Names of Reporting Persons:

      Donald E. and Tiffany Smith, Joint Tenants
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) |X|
      (b) |_|
--------------------------------------------------------------------------------
3.    SEC Use Only


--------------------------------------------------------------------------------
4.    Source of Funds

      PF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization:

      United States
--------------------------------------------------------------------------------
Number of Shares        7.    Sole Voting Power             7,200
Beneficially            --------------------------------------------------------
Owned by Each           8.    Shared Voting Power       2,292,895
Reporting Person        --------------------------------------------------------
With                    9.    Sole Dispositive Power        7,200
                        --------------------------------------------------------
                        10.   Shared Dispositive Power  2,292,895
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person:

      2,300,095
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) |_|

--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row 11:

      18.7%
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions):

      IN
--------------------------------------------------------------------------------


Schedule 13D                                                  Page 3 of 19 Pages

CUSIP No. 743815102

--------------------------------------------------------------------------------
1.    Names of Reporting Persons:

      Michael Bradley
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) |X|
      (b) |_|
--------------------------------------------------------------------------------
3.    SEC Use Only


--------------------------------------------------------------------------------
4.    Source of Funds

      PF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization:

      United States
--------------------------------------------------------------------------------
Number of Shares        7.    Sole Voting Power             1,000
Beneficially            --------------------------------------------------------
Owned by Each           8.    Shared Voting Power       2,292,895
Reporting Person        --------------------------------------------------------
With                    9.    Sole Dispositive Power        1,000
                        --------------------------------------------------------
                        10.   Shared Dispositive Power  2,292,895
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person:

      2,293,895
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) |_|

--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row 11:

      18.6%
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions):

      IN
--------------------------------------------------------------------------------


Schedule 13D                                                  Page 4 of 19 Pages

CUSIP No. 743815102

--------------------------------------------------------------------------------
1.    Names of Reporting Persons:

      Eric S. Gray
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) |X|
      (b) |_|
--------------------------------------------------------------------------------
3.    SEC Use Only


--------------------------------------------------------------------------------
4.    Source of Funds

      PF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization:

      United States
--------------------------------------------------------------------------------
Number of Shares        7.    Sole Voting Power             1,000
Beneficially            --------------------------------------------------------
Owned by Each           8.    Shared Voting Power       2,292,895
Reporting Person        --------------------------------------------------------
With                    9.    Sole Dispositive Power        1,000
                        --------------------------------------------------------
                        10.   Shared Dispositive Power  2,292,895
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person:

      2,293,895
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) |_|

--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row 11:

      18.6%
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions):

      IN
--------------------------------------------------------------------------------


Schedule 13D                                                  Page 5 of 19 Pages

      This Amendment No. 1 (this "First Amendment") to Schedule 13D is filed on behalf of the Filing Parties with the Securities and Exchange Commission (the "Commission") with respect to the Common Stock, par value $0.001 per share (the "Common Stock"), of The Providence Service Corporation, a Delaware corporation (the "Issuer"). This First Amendment amends the initial statement on Schedule 13D filed by the Filing Parties on November 7, 2008 (the "Prior 13D"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Prior 13D. Except as indicated herein, the information set forth in the Prior 13D remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration

      Item 3 is hereby amended and restated as follows:

      The aggregate purchase price of the 1,000 shares of Common Stock held directly by Bradley is $857.00 (including brokerage fees and expenses). All of these shares of Common Stock were paid for using Bradley's personal funds.

      The aggregate purchase price of the 1,000 shares of Common Stock held directly by Gray is $868.96 (including brokerage fees and expenses). All of these shares of Common Stock were paid for using Gray's personal funds.

      The aggregate purchase price of the 7,200 shares of Common Stock held directly by the Smiths is $7,569.08 (including brokerage fees and expenses). All of these shares of Common Stock were paid for using the Smiths' personal funds.

      The aggregate purchase price of the 2,292,895 shares of Common Stock held directly by 73114 is $3,080,406.81 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by 73114 were paid for using its working capital funds.

Item 4. Purpose of Transaction

      Item 4 is hereby amended and restated as follows:

      The Shares held by the Filing Parties were acquired for, and are being held for, investment purposes. The Filing Parties believe the shares of the Common Stock of the Issuer are undervalued and represent an attractive investment opportunity. The Filing Parties may acquire additional shares of Common Stock, dispose of all or some of these shares of Common Stock from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the shares of Common Stock, depending on business and market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors. In addition, the Filing Parties may engage in short selling of or hedging or similar transactions with respect to the shares of Common Stock and may acquire, hold or sell the Issuer's debt, some of which is convertible into Common Stock.

      On January 21, 2009, 73114 sent a stockholder demand for books and records as well as a stockholder demand for inspection of the stockholder list to the Issuer to facilitate communication with fellow stockholders, investigate potential wrongdoing, mismanagement, waste of corporate assets and breaches of fiduciary duties by members of the Issuer's Board of Directors and to assess the ability of the Issuer's Board of Directors to impartially consider a demand for action related to the items described in the demands. The foregoing description of the books and records demand and the stockholder list demand is qualified in


Schedule 13D Page 6 of 19 Pages its entirety by reference to the books and records demand attached hereto as
Exhibit 99.2 as well as the  stockholder  list demand attached hereto as Exhibit
99.3. The Filing Parties have become increasingly concerned about the oversight of the Issuer's Board and of management's actions at a critical juncture in the Issuer's business, particularly in connection with (a) the authorization of large increases in the levels of executive compensation; (b) the award of restricted stock grants under the Issuer's 2006 Long Term Incentive Plan and the acceleration of the incentive awards and grants; (c) the amendments to the employment agreements between the Issuer and Messrs. McCusker, Deitch, Furman and Norris and the financial impact thereof; (d) possible accounting irregularities in the recording of asset values; and (e) the annual incentive compensation program of the Issuer. The Filing Parties are also concerned by management's unwillingness to communicate with them about these matters. The Filing Parties intend to seek a full explanation of these actions.

      In addition to these concerns, the Filing Parties are troubled by the Issuer's poor financial performance and its recent adoption of devices that infringe on the traditional authority of stockholders, including the Board's adoption of Bylaw amendments requiring advance notice and the adoption of a stockholder rights plan, commonly known as a "poison pill." The Filing Parties are considering making proposals at the Issuer's annual meeting or soliciting stockholder consents to restore a proper balance between management and the stockholders and may seek representation on the Issuer's Board.

      Except as set forth above, the Filing Parties do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

      Item 5 is hereby amended and restated in the following respects:

      (a)-(b) The aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Filing Parties, and (ii) to the knowledge of the Filing Parties, by each other person who may be deemed to be a member of a group, is as follows:

                                                 Number of        Number of
                                                Shares: Sole   Shares: Shared
                                 Aggregate     Power to Vote    Power to Vote       Approximate
    Filing Party             Number of Shares    or Dispose       or Dispose        Percentage*
    ------------             ----------------    ----------       ----------        -----------
Donald E. Smith and Tiffany      2,300,095          7,200          2,292,895           18.7%
Smith

Michael Bradley                  2,293,895          1,000          2,292,895           18.6%

Eric S. Gray                     2,293,895          1,000          2,292,895           18.6%

73114 Investments, L.L.C.        2,292,895              0          2,292,895           18.6%

      * Based on 12,321,736 shares of Common Stock outstanding as of November 3, 2008, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2008.


Schedule 13D                                                  Page 7 of 19 Pages

      Each of the Smiths, Bradley and Gray disclaims beneficial ownership of the securities held by the other individual Filing Parties, and Bradley and Gray disclaim any beneficial ownership of the securities held by 73114, except to the extent of the indirect pecuniary interest they have in the parent of 73114. 73114 disclaims beneficial ownership of the securities held by the other Filing Parties. Notwithstanding the foregoing disclaimers, the number of shares of Common Stock reported as beneficially owned by each of the Smiths, Bradley and Gray with shared voting and dispositive powers includes all 2,292,895 shares of Common Stock owned by 73114, for which each of the Smiths, Bradley and Gray serves as a manager.

      (c) During the past 60 days, the Filing Parties effected no transactions in the Common Stock.

      (d) No change.

      (e) No change.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Item 6 is hereby amended and restated as follows:

      Each of the Smiths, Bradley and Gray hold executive officer and/or managerial positions in 73114. Accordingly, each of such parties has the rights and power pursuant to their positions in 73114 to affect the disposition and voting of the Common Stock of the Issuer held by 73114. In addition, other than the Joint Filing Agreement, dated as of November 6, 2008, between the Filing Parties (the "Joint Filing Agreement"), pursuant to which the parties agreed to jointly file this Schedule and any and all amendments and supplements thereto with the Commission, there are no other contracts, arrangements, understandings or relationships among the Filing Parties with respect to the Common Stock of the Issuer.

Item 7. Material to Be Filed as Exhibits

      The following documents are filed herewith:

      99.1. Joint Filing Agreement dated November 6, 2008, by and among 73114 Investments, L.L.C., Donald E. Smith, Tiffany Smith, Eric S. Gray and Michael Bradley.*

      99.2. Letter from 73114 Investments, L.L.C. to The Providence Service Corporation dated January 22, 2009.

      99.3. Letter from 73114 Investments, L.L.C. to The Providence Service Corporation dated January 22, 2009.

----------
*     Filed with the Prior 13D.


Schedule 13D                                                  Page 8 of 19 Pages

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: January 22, 2009                  /s/ Donald E. Smith
                                        ----------------------------------------
                                        Donald E. Smith


                                        /s/ Tiffany Smith
                                        ----------------------------------------
                                        Tiffany Smith


                                        /s/ Eric S. Gray
                                        ----------------------------------------
                                        Eric S. Gray


                                        /s/ Michael Bradley
                                        ----------------------------------------
                                        Michael Bradley


                                        73114 Investments, L.L.C.

                                        By: /s/ Donald E. Smith
                                            ------------------------------------
                                            Donald E. Smith, Chief Executive
                                            Officer


Schedule 13D                                                  Page 9 of 19 Pages